SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                   Cellular Communications International, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    15091810
                                 (Cusip Number)

                                 David C. Haley
                              HBK Investments L.P.
                           777 Main Street, Suite 2750
                            Fort Worth, Texas  76102
                                 (817) 870-6100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 25, 1997
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       Name of Reporting Person:

         HBK Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3) (1)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

                                                                /   /
6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: 338,200 (1)(2)
Number of
Shares
Beneficially  8.   Shared Voting Power: 338,200 (2)(3)
Owned By
Each
Reporting          9.   Sole Dispositive Power: 338,200 (1)(2)
Person
With
              10.  Shared Dispositive Power: 338,200 (2)(3)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         676,400 (1)(3)

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 6.4%

14.      Type of Reporting Person: PN


----------------------------
(1) The shares were purchased by HBK Securities Ltd. HBK Investments L.P. has sole voting and dispositive power over these shares pursuant to an Investment Management Agreement with HBK Securities Ltd. Accordingly, HBK Securities Ltd. has no beneficial ownership of such shares.

(2) Power is exercised by its general partner, HBK Partners II L.P., whose general partner is HBK Management L.L.C.

(3) The shares were purchased by HBK Finance L.P. HBK Investments L.P. has shared voting and dispositive power over these shares pursuant to an Amended and Restated Management Agreement.
1.       Name of Reporting Person:

         HBK Main Street Investments L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  -0-
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: -0-

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         -0-

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 0%

14.      Type of Reporting Person: PN

1.       Name of Reporting Person:

         HBK Finance L.P.

2.       Check the Appropriate Box if a Member of a Group:
                                                            (a) /   /

                                                            (b) / X /

3.       SEC Use Only


4.       Source of Funds: WC and OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                                /   /

6.       Citizenship or Place of Organization: Delaware


              7.   Sole Voting Power: -0-
Number of
Shares
Beneficially  8.   Shared Voting Power:  338,200 (1)(2)
Owned By
Each
Reporting          9.   Sole Dispositive Power: -0-
Person
With
              10.  Shared Dispositive Power: 338,200 (1)(2)

11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         338,200

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares:
                                                                /   /

13.      Percent of Class Represented by Amount in Row (11): 3.2%

14.      Type of Reporting Person: PN, BD

----------------------------
(1) Power is exercised by its general partner, HBK Fund L.P., whose general partner is HBK Capital L.P., whose general partner is HBK Partners I L.P., whose general partner is HBK Management L.L.C.

(2) Power is shared with HBK Investments L.P. pursuant to an Amended and Restated Management Agreement.
         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated March 14, 1997 (the "Schedule 13D"), relating to the common stock, par value $.01 per share, of Cellular Communications International, Inc. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 1.  SECURITY AND ISSUER.

         No material change.

ITEM 2.  IDENTITY AND BACKGROUND.

         Item 2 is hereby amended and restated in its entirety to read as follows:

         (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this Schedule 13D Statement is hereby filed by HBK Investments L.P., a Delaware limited partnership ("Investments"), HBK Main Street Investments L.P., a Delaware limited partnership ("Main Street") and HBK Finance, L.P. ("Finance") (collectively, the "Reporting Persons"). The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists. Additionally, pursuant to Instruction C to Schedule 13D, information is included herein with respect to the following persons (collectively, the "Controlling Persons"): HBK Partners II L.P., a Delaware limited partnership ("Partners II"), HBK Fund L.P., a Delaware limited partnership ("Fund"), HBK Capital L.P., a Delaware limited partnership ("Capital"), HBK Partners I L.P., a Delaware limited partnership ("Partners I"), HBK Management L.L.C., a Delaware limited liability company ("Management") and each of the following individuals who may control Management (collectively, the "Managers"): Harlan
B. Korenvaes, Kenneth M. Hirsh, Laurence H. Lebowitz, William E. Rose, and Richard L. Booth, Jr. The Reporting Persons and the Controlling Persons are sometimes hereinafter collectively referred to as the "Item 2 Persons."

         As a result of the transaction described in Item 5(c) hereof, Main Street shall not be considered a Reporting Person for purposes of all future amendments to this Schedule 13D.

         (b)-(c)

         Reporting Persons

         Investments is a Delaware limited partnership, the principal business of which is acting as an investment manager to two investment funds. The principal address of Investments, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Main Street is a Delaware limited partnership, the principal business of which is the purchase, sale, exchange, acquisition and holding of investment securities. The principal address of Main Street, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Finance is a Delaware limited partnership, the principal business of which is acting as a registered broker dealer. The principal address of Finance, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Controlling Persons

         Pursuant to Instruction C to Schedule 13D of the Act, information with respect to the Controlling Persons is set forth below. The principal address of each Controlling Person, which also serves as its principal office, is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

         Partners II is a Delaware limited partnership, the principal business of which is serving as the general partner of Investments.

         Management is a Delaware limited liability company, the principal business of which is serving as the general partner of Partners II and Partners I.

         Fund is a Delaware limited partnership, the principal business of which is serving as the general partner of Main Street, Finance and another limited partnership.

         Capital is a Delaware limited partnership, the principal business of which is serving as the general partner of Fund.

         Partners I is a Delaware limited partnership, the principal business of which is serving as the general partner of Capital.

         Managers

         The principal occupation of each of the Managers is serving as an officer of Investments. The business address of each of the Managers is 777 Main Street, Suite 2750, Fort Worth, Texas 76102.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is hereby amended and restated in its entirety to read as follows:

         The source and amount of the funds used or to be used by each of the Reporting Persons to purchase shares of the Common Stock are set forth below.

         REPORTING PERSON    SOURCE OF FUNDS          AMOUNT OF FUNDS

         Investments         Working Capital
                             and Other (1)(2)         $ 9,365,294 (3)

         Main Street         Working Capital
                             and Other (1)            $ 0 (3)

         Finance             Working Capital
                             and Other (1)            $ 9,325,557 (3)

         (1) As used herein the term "Working Capital" includes income from the business operations of the entity plus sums borrowed from, among other sources, banks and brokerage firm margin accounts, to operate such business in general. A portion of the funds reported herein was obtained from Bear, Stearns & Co. Inc. as margin loans to acquire the Common Stock, and the remainder was obtained from Working Capital.

         (2) The shares of the Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares of Common Stock.

         (3) This figure represents the total amount expended by such person in purchasing the Common Stock reported herein.

ITEM 4.  PURPOSE OF TRANSACTION.

         No material change.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Paragraphs (a)-(c) of Item 5 are hereby amended and restated in their entirety to read as follows:

         (a)

         Reporting Persons

         Pursuant to an Investment Management Agreement with HBK Securities Ltd. and an Amended and Restated Management Agreement with Fund and Capital, Investments may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 676,400 shares of the Common Stock, which constitutes approximately 6.4% of the 10,638,639 shares of the Common Stock outstanding.

         The aggregate number of shares of the Common Stock that Main Street owns beneficially, pursuant to Rule 13d-3 of the Act, is 0, which constitutes 0.0% of the 10,638,639 shares of the Common Stock outstanding.

         The aggregate number of shares of the Common Stock that Finance owns beneficially, pursuant to Rule 13d-3 of the Act, is 338,200, which constitutes approximately 3.2% of the 10,638,639 shares of the Common Stock outstanding.

         Controlling Persons

         Because of its position as the sole general partner of Investments, Partners II may be deemed to be the beneficial owner of 676,400 shares of the Common Stock, which constitutes approximately 6.4% of the 10,638,639 shares of the Common Stock outstanding.

         Each of (1) Fund, as sole general partner of Finance, (2) Capital, as sole general partner of Fund, and (3) Partners I, as sole general partner of Capital, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 338,200 shares of the Common Stock, which constitutes approximately 3.2% of the 10,638,639 shares of the Common Stock outstanding.

         Each of (1) Management, as sole general partner of Partners I and Partners II, and (2) the Managers, as controlling persons of Management, may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 676,400 shares of the Common Stock, which constitutes approximately 6.4% of the 10,638,639 shares of the Common Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

         (b)

         Reporting Persons

         Pursuant to an Investment Management Agreement, and acting through its general partner, Partners II, Investments has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock. Pursuant to an Amended and Restated Management Agreement with Fund and Capital, and acting through its general partner, Partners II, Investments has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         Main Street has no power to vote or to direct the vote and to dispose or to direct the disposition of any shares of the Common Stock.

         Acting through its general partner, Fund, Finance has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         Controlling Persons

         Acting through its general partner, Management, and in its capacity as the general partner of Investments, Partners II has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock and the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         Acting through its general partner, Capital, and in its capacity as the general partner of Finance, Fund has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         Acting through its general partner, Partners I, and in its capacity as the general partner of Fund, Capital has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         Acting through its general partner, Management, and in its capacity as the general partner of Capital, Partners I has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 338,200 shares of the Common Stock.

         In its capacity as the general partner of Partners I and Partners
II, Management has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 676,400 shares of the Common Stock.

         Managers

         In his capacity as a controlling person of Management, each of the Managers has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 676,400 shares of the Common Stock.

         (c)

         Since the most recent filing on Schedule 13D, the Reporting Persons have purchased and sold shares of the Common Stock in over-the-counter transactions on NASDAQ, as follows:

                             NUMBER OF SHARES
                               PURCHASED (P)          PRICE PER
ITEM 2 PERSON      DATE         OR SOLD (S)             SHARE

Investments (1)    04/07/97        5,500 (P)          $ 26.88
Investments (1)    04/07/97          800 (P)            26.69
Investments (1)    04/07/97        1,000 (P)            26.88
Finance            04/07/97        5,500 (P)            26.88
Finance            04/07/97          700 (P)            26.69
Finance            04/07/97        1,000 (P)            26.88
Investments (1)    04/08/97        1,500 (P)            26.88
Finance            04/08/97        1,500 (P)            26.88
Investments (1)    04/10/97       12,500 (P)            26.50
Finance            04/10/97       12,500 (P)            26.50
Investments (1)    04/11/97          900 (P)            26.56
Investments (1)    04/11/97        2,000 (P)            26.44
Finance            04/11/97          900 (P)            26.56
Finance            04/11/97        2,000 (P)            26.44
Investments (1)    04/14/97        2,250 (P)            26.50
Finance            04/14/97        2,250 (P)            26.50
Investments (1)    04/15/97        1,500 (P)            25.63
Investments (1)    04/15/97        3,650 (P)            25.75
Investments (1)    04/15/97        1,250 (P)            25.88
Investments (1)    04/15/97        1,000 (P)            26.00
Investments (1)    04/15/97          500 (P)            26.13
Investments (1)    04/15/97        1,100 (P)            25.63
Finance            04/15/97        1,500 (P)            25.63
Finance            04/15/97        3,650 (P)            25.75
Finance            04/15/97        1,250 (P)            25.88
Finance            04/15/97        1,000 (P)            26.00
Finance            04/15/97          500 (P)            26.13
Finance            04/15/97        1,100 (P)            25.63
Investments (1)    04/16/97        2,250 (P)            26.85
Investments (1)    04/16/97        1,000 (P)            27.25
Investments (1)    04/16/97        2,250 (P)            27.13
Investments (1)    04/16/97        1,000 (P)            27.00
Investments (1)    04/16/97        1,000 (S)            26.63
Finance            04/16/97        2,250 (P)            26.85
Finance            04/16/97        1,000 (P)            27.25
Finance            04/16/97        2,250 (P)            27.13
Finance            04/16/97        1,000 (P)            27.00
Finance            04/16/97        1,000 (S)            26.63
Investments (1)    04/17/97        3,250 (P)            26.50
Investments (1)    04/17/97          250 (P)            26.38
Finance            04/17/97        3,250 (P)            26.50
Finance            04/17/97          250 (P)            26.38
Investments (1)    04/24/97        1,850 (P)            26.25
Investments (1)    04/24/97        5,000 (P)            26.38
Finance            04/24/97        1,850 (P)            26.25
Finance            04/24/97        5,000 (P)            26.38
Investments (1)    04/25/97        5,000 (P)            25.50
Finance            04/25/97        5,000 (P)            25.50

(1) The shares of Common Stock were purchased by HBK Securities Ltd., which has no beneficial ownership of such shares pursuant to an Investment Management Agreement with Investments.

         In addition, on March 25, 1997, Main Street sold 282,000 shares of Common Stock to Finance in a private transaction at a price per share of $27.81.

         (d) - (e)

         No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No material change.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:     April 29, 1997



                                  HBK INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (1)



                                  HBK MAIN STREET INVESTMENTS L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (2)



                                  HBK FINANCE L.P.


                                  By: /s/ H. Michael Reese
                                         H. Michael Reese,
                                         Chief Financial Officer (3)


(1) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Investments L.P. previously has been filed with the Securities and Exchange Commission.

(2) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Main Street Investments L.P. previously has been filed with the Securities and Exchange Commission.

(3) An Authorization Certificate authorizing H. Michael Reese to act on behalf of HBK Finance L.P. previously has been filed with the Securities and Exchange Commission.

EXHIBIT INDEX

EXHIBIT            DESCRIPTION

99.1          Agreement pursuant to Rule 13d-1(f)(1)(iii), filed herewith.